Exhibit 99.1

News Release

February 10, 2022

TELUS reports operational and financial results for fourth quarter 2021;
announces 2022 consolidated financial targets

Industry-leading fourth quarter total Mobile and Fixed customer growth of 272,000, our best fourth quarter on record and an increase of 19,000 over last year, driven by robust customer demand for our superior bundled offerings and leading customer loyalty results

Total mobile net additions of 193,000, including 112,000 Mobile Phone net additions, an increase of 25,000 over the prior year, and 81,000 Connected Devices

Robust wireline net additions of 79,000, our best fourth quarter wireline customer growth on record, including 40,000 Internet customer additions, powered by leading broadband customer experiences over our superior PureFibre network

Consolidated Revenue, Net Income, and Adjusted EBITDA grew 20 per cent, 145 per cent, and 7.6 per cent, respectively; excluding the recognized gain on sale of financial solutions business, Revenue and Net Income up 10 per cent and 16 per cent, respectively

Strong annual performance in line with guidance, driven by consistent operational execution, leading product offerings, and client service excellence, bolstered by continued strong operating momentum in TELUS International, TELUS Health and TELUS Agriculture

Full year consolidated Operating Revenue, Net Income, and Adjusted EBITDA up 9.8 per cent, 35 per cent, and 6.4 per cent, respectively, alongside record 960,000 net customer additions

Dividends declared in 2021 up 7.3 per cent; Quarterly dividend declared for April 2022 of $0.3274, up 5.2 per cent over the prior year

Targeting 2022 Operating Revenue and Adjusted EBITDA to both increase by 8 to 10 per cent, and Free Cash Flow of $1.0 billion to $1.2 billion

1

Vancouver, B.C. – TELUS Corporation today released its unaudited results for the fourth quarter of 2021. Consolidated operating revenues and other income increased by 20 per cent over the same period a year ago to approximately $4.9 billion. In the fourth quarter, we recognized a $410 million pre-tax gain arising from the disposition of our financial solutions business, as reported in other income. Excluding the gain, operating revenues and other income increased by 9.9 per cent.

“Throughout 2021, TELUS achieved strong operational and financial results across our business,” said Darren Entwistle, President and CEO. “This is a trend the TELUS team has demonstrated over the long-term and, in 2021, was once again successfully achieved against the backdrop of an unprecedented operating environment. Our performance in the fourth quarter, and for the full year, was characterized by our hallmark combination of robust, high-quality and profitable customer growth, alongside strong financial results. The quarter concluded another year of industry-leading customer growth, with all-time record total net customer additions of 960,000, including another best-ever year for Fixed customer growth of 255,000 reflecting the potency of our expansive PureFibre network capabilities. Furthermore, over the last two years we have added over 1.7 million customer additions, demonstrating the significant economic value we are creating through the strong demand for our leading product portfolio. Notably, we achieved strong Free Cash Flow for the year, slightly ahead of our guidance as updated in May to reflect our accelerated broadband expansion program. Our industry-leading customer growth was driven by our team’s passion for delivering outstanding customer experiences, which once again contributed to strong client loyalty across our key product lines, including blended Mobile Phone, Internet, Optik TV, Security and Voice churn all below one per cent for the year. Indeed, 2021 represented our eighth consecutive year of industry-leading postpaid wireless churn below one per cent.”

“Our results are buttressed by our highly differentiated and potent asset mix geared towards high-growth, technology-oriented verticals,” continued Darren. “Earlier today, TELUS International (TI) announced strong double-digit revenue and profitability growth for the fourth quarter, concluding their first year as a public company with impressive financial results that surpassed their financial targets for 2021. TI’s continued robust results demonstrate its consistent execution, and position as a leading partner of choice for premier digital customer experiences and IT services for its over 600 clients around the world. TI’s enviable list of client partners rely on TI’s talented and engaged team, along with its deep end-to-end digital capabilities to deliver a superior customer experience, including a unique and unparalleled mix of content moderation and artificial intelligence (AI) capabilities. At TELUS Health, our team drove double-digit year-over-year health services revenue growth for both the quarter and the year, while achieving important milestones along the way as we continue to meaningfully scale our health operations. This includes our healthcare programs covering over 20 million lives, an increase of nearly 22 per cent on a year-over-year basis, along with realizing more than 550 million digital health transactions in 2021 and earning over one million new virtual healthcare members, representing a 65 per cent increase over the prior year. We continue to successfully leverage our leading position in healthcare technology solutions to deliver improved health outcomes for citizens through access to better health information, which has never been more critical. In TELUS Agriculture, through our team’s ongoing efforts to integrate and grow this unique business, we drove strong double-digit revenue growth across our three lines of business - agribusiness; food, beverage and consumer goods; and animal health - exceeding our annual revenue objective with revenues in agriculture, including telecom connectivity, of over $400 million in 2021. This is illustrative of the significant value we are creating as the globally-leading provider of agriculture technology solutions. We look forward to expanding disclosure with respect to agriculture in 2022 and beyond, which we are confident will further illustrate the value and asset of consequence we are creating in this important area.”

2

“Backing our consistently strong financial and operating performance is our highly engaged team who are committed to delivering superior service offerings and digital capabilities over our world-leading Wireless and PureFibre broadband networks. More than ever, Canadians value a fast, reliable connection, and the consistent recognition from independent, third-party organizations, such as U.S.-based Ookla, reinforces the superiority of TELUS’ world-leading mobile network. Ookla ranked TELUS’ mobile network as number one in North America, and fastest in Canada for the ninth consecutive time, as our team, including our engineers and network innovators, work passionately to keep Canadians connected to the people and information that matter most. TELUS intends to continue and extend this global leadership position as we advance the development, coverage and commercialization of our 5G network and its inherent functionalities. This aforementioned recognition comes on top of the multi-year recognition our world-leading Wireless and PureFibre networks have consistently earned for speed, reliability, user experience and expansiveness from numerous other independent network reports, including U.K.-based Opensignal, U.S.-based PCMag and J.D. Power, and Canada’s Tutela. We are proud of the many ways in which our Wireless and PureFibre networks, with their global-best speeds, reliability and reach are driving economic growth, innovation and job creation. Moreover, our world-leading broadband networks and technology are improving the lives of Canadians by enabling online healthcare, education and teleworking flexibility during the pandemic; accelerating Canada’s digital economy and society for heightened productivity, competitiveness and human welfare outcomes in the post-pandemic period. Finally, our broadband technology is supporting critical transformational change in respect of: remediating the environmental state of our planet by bridging time and distance through technology virtualization; advancing agriculture efficiency and effectiveness, and food quality production through data analytics; and bridging socio-economic and geographic divides so that every member of our society has access to the technology that yields the opportunity to realize their full potential. These aforementioned objectives for our economy and society reflect TELUS’ Technology for Good social purpose to progress the growth of skilled jobs, the physical and mental well-being of our citizens and the uplifting of marginalized constituencies as embodied in our brand promise, Let’s Make the Future Friendly.”

Darren further noted, “The TELUS team’s ability to consistently drive profitable growth over the long-term, on the back of our differentiated asset base, world-leading networks and unique growth drivers, provides us with confidence in delivering on the annual targets for 2022 that we have announced today. This includes anticipated industry-leading Operating Revenue and Adjusted EBITDA to both increase by 8 to 10 per cent, alongside Free Cash Flow of $1.0 billion to $1.2 billion, inclusive of the final year of our accelerated broadband investment program, ahead of our regular capital expenditures declining by approximately $1 billion in 2023 and beyond to a new annual run rate of $2.5 billion, or less. Notably, our Operating Revenue and Adjusted EBITDA targets for 2022, are higher by up to 27 per cent and 17 per cent, respectively, as compared to our pre-pandemic 2019 results. These industry-leading targets will be supported by the robust guidance for 2022 announced this morning by TI, targeting strong double-digit Revenue and Adjusted EBITDA growth as they continue to drive impressive operating momentum through end-to-end design, build and deliver capabilities, tapping into the accelerated need for premium digital customer experiences, digital transformation, content moderation and AI data solutions across its high growth target verticals on a global basis. Furthermore, the unparalleled skill, innovation and grit of our team underpins our leading multi-year dividend growth program, now in its twelfth year. Notably, since 2004, we have returned $21 billion to shareholders, including $15.7 billion in dividends and $5.2 billion in share repurchases, representing over $15 per share. We look forward to updating our dividend growth program for the next three-year period commencing in 2023 at our upcoming AGM in May.”

“Throughout the year, our TELUS team, once again, exemplified all that it means to put our customers and communities first,” expressed Darren. “Together, our team members and retirees, with the support of our customers, continued to give back to communities in Canada and across the globe, volunteering over 1.3 million hours in 2021 alone and gifting more than $8.7 million in grants through the TELUS Friendly Future Foundation to 500 charitable organizations, strengthening the health and well-being of our communities. In addition, our team contributed over $1.6 million to emergency response efforts in 2021, including more than $1 million to communities impacted by flooding, wildfires and tornadoes. Indeed, in a year unlike most we have shared together, thanks to our customers and our team, TELUS continues to lead the world in social capitalism.”

3

Doug French, Executive Vice-president and CFO said, “In the fourth quarter, the TELUS team delivered strong operating and financial results that met our financial targets. Our results continue to reflect our operational execution excellence, supported by our leading broadband networks and our high quality asset mix geared towards high growth verticals and the growing global economy. Throughout 2021, our team continued to deliver on our customers’ first promise, achieving nearly one million new customer additions along with leading loyalty results, reflecting our superior bundled offerings and strong customer retention efforts.”

“During the quarter, our team continued to execute on our accelerated broadband build program, connecting more homes and businesses directly to our leading PureFibre network, finishing the year with more than 2.7 million premises enabled with fibre along with over 1.3 million customers connected to our world-leading PureFibre network,” Doug added. “Our 5G network now reaches 70 per cent of the Canadian population and, in the months ahead, we will continue enhancing the customer experience with the deployment of our recently acquired 3500 MHz spectrum. Furthermore, we continue to migrate copper customers to our PureFibre network, finishing 2021 with only 11 per cent of our TV and internet customer base within our fibre footprint on copper. Notably, we are well on our way to substantially completing all of our copper-to-fibre migrations by the end of this year, leading to improved customer experiences and cost efficiencies, benefiting margins and cash flow, along with offering ongoing real estate rationalization opportunities.”

“Our consolidated financial targets for 2022 build off our well established operating momentum strength and are supported by our healthy balance sheet, which provides us with the financial flexibility to further bolster our unrivaled growth profile, both through thoughtful organic investments, as well as targeted acquisitions. Our financial outlook reflects continued healthy growth within our core business, including profitable customer growth driven by continued demand for our superior bundled offerings over our leading broadband networks. Supporting our growth profile in 2022 are our unique and high growth businesses, including TELUS International, which today released its own set of strong financial targets for 2022, as well as TELUS Health and TELUS Agriculture, which are both increasingly becoming important contributors to revenue, profitability and cash flow.”

“Our Capital Expenditure target for 2022 of approximately $3.4 billion, slightly below our preliminary guidance and inclusive of our accelerated broadband capital investment program now in its final year, will further enhance our strong competitive positioning. Specifically, these generational investments are advancing our PureFibre network coverage, connecting more homes and businesses to world-leading network technology, accelerating our 5G deployment across urban and rural Canada, as well as progressing our digitization strategy to bolster the customer experience and drive further efficiencies within our business. Furthermore, as we ramp down our accelerated broadband build at the end of this year, our capital expenditure profile will decline materially going forward, beginning in 2023, supporting sustainable cash flow generation and our commitment to our transparent dividend growth program. Powered by our leading asset mix, we are well positioned to continue executing against our long-standing growth strategy, while driving a collective focus on social capitalism, and delivering outstanding value for all TELUS stakeholders for years to come, while at the same time achieving our ambitious environmental goals,” concluded Doug.

For the fourth quarter, net income of $663 million increased by 145 per cent over the same period last year and Basic earnings per share (EPS) of $0.47 increased by 135 per cent. These increases were driven by the impacts of increased Operating Income, including increased EBITDA, as detailed below, which were partially offset by higher depreciation and amortization; higher income taxes; and, as it relates to EPS, higher shares outstanding. When excluding the effects of restructuring and other costs, income tax-related adjustments, other equity losses related to real estate joint ventures, and the tax-effected gain arising from the disposition of our financial solutions business in the quarter, adjusted net income of $331 million increased by 15 per cent, while adjusted basic EPS of $0.23 was up 4.5 per cent. Adjusted net income is a non-GAAP financial measure and adjusted basic EPS is a non-GAAP ratio. For further explanation of these measures, see ‘Non-GAAP and other financial measures’ in this news release.

4

Earnings before interest, income taxes, depreciation and amortization (EBITDA) increased by 41 per cent to approximately $1.9 billion, in part due to the gain on disposition of our financial solutions business, while Adjusted EBITDA, which excludes the aforementioned gain, increased by 7.6 per cent to $1.5 billion. This growth reflects: (i) growth in network revenues from increases in our mobile phone and connected devices subscriber bases, and higher year-over-year roaming margins; (ii) growth in mobile equipment margins; (iii) higher internet and data service margins, as well as other fixed data service margins, resulting from subscriber base growth and expanded services; (iv) an increased contribution from our digitally-led customer experiences – TELUS International (DLCX) segment from customer growth, including business acquisitions, and increased depth and breadth of services offered to its existing customers; and (v) lower bad debt expense. This growth was partly offset by lower legacy fixed voice and legacy fixed data services margins, and higher employee benefits expense.

In the fourth quarter, we added 272,000 net customer additions, up 19,000 over last year, and inclusive of 112,000 mobile phones and 81,000 connected devices, in addition to 40,000 internet, 31,000 security and 18,000 TV customer connections. This was partly offset by residential voice losses of 10,000. Our total TELUS technology solutions (TTech) subscriber base of 16.9 million is up 5.9 per cent over the last twelve months, reflecting a 4.1 per cent increase in our mobile phones subscriber base to approximately 9.3 million, and a 19 per cent increase in our connected devices subscriber base to more than 2.1 million. Additionally, our internet connections grew by 6.2 per cent over the last twelve months to approximately 2.3 million customers, our security customer base expanded by 14 per cent to 804,000 customers, and our TV subscriber base increased by 4.1 per cent to approximately 1.3 million customers.

In health services, as of the end of 2021, virtual care members were 2.8 million and healthcare lives covered were 20.6 million, up 65 per cent and 22 per cent over the past 12 months, respectively. Digital health transactions in the fourth quarter of 2021 were 142.8 million, up 5.7 per cent over the fourth quarter of 2020.

Cash provided by operating activities decreased by $137 million in the fourth quarter of 2021 and free cash flow of $43 million decreased by $175 million compared to the same period a year ago. The decrease in free cash flow was driven by higher capital expenditures aligned with our planned accelerated capital investments and higher income taxes paid, partly offset by higher EBITDA.

Consolidated capital expenditures increased by $296 million in the fourth quarter of 2021, due to accelerated investments in our 5G network, broadband build, enhanced product development, and digitization to increase system capacity and reliability, as announced on March 25, 2021. With our investments, we are advancing the mobile speeds and coverage of our expanding 5G network, continuing to connect additional homes and businesses directly to our fibre optic technology, enhancing product development, and supporting system reliability and operational efficiency and effectiveness efforts. These investments also support our internet, TV and security subscriber growth, address our customers’ demand for faster internet speeds, and extend the reach and functionality of our business, as well as our healthcare and agriculture solutions.

On May 7, 2021, we announced that we intended to accelerate up to $750 million of capital spending in 2021. $708 million of accelerated capital had been invested throughout 2021, to advance our fibre build and 5G coverage. This spend has enabled: (i) additional premises to be connected to our fibre network; (ii) acceleration of our copper-to-fibre migration program; (iii) expansion of the number of communities we are bringing fibre to, including many rural and Indigenous communities; (iv) advancement of our 5G network build which now covers over 26.2 million Canadians, representing 70 per cent of the Canadian population at December 31, 2021; and (v) progress in the implementation of our digital strategy and enhanced product development that will bolster both top line revenue growth and operating expense efficiencies.

At December 31, 2021, our TELUS PureFibre network covered more than 2.7 million premises, up from approximately 2.5 million premises at December 31, 2020. Furthermore, at December 31, 2021, approximately 11 per cent of our TV and internet customers within our PureFibre footprint are serviced by copper, down from 12 per cent at September 30, 2021. The majority of the remaining customers are expected to be substantially migrated to TELUS PureFibre by the end of 2022.

5

Consolidated Financial Highlights

C$ millions, except footnotes and unless noted otherwise	Three months ended December 31		Per cent
(unaudited)	2021	2020	change
Operating revenues and other income(1)	4,872	4,060	20.0
Total operating expenses	3,820	3,513	8.7
Net income(1)	663	271	144.6
Net income attributable to common shares(1)	644	260	147.7
Adjusted net income(2)	331	289	14.5
Basic EPS ($)(1)	0.47	0.20	135.0
Adjusted basic EPS(2) ($)	0.23	0.22	4.5
EBITDA(1)(2)	1,882	1,336	40.8
Adjusted EBITDA(2)	1,517	1,409	7.6
Capital expenditures (excluding spectrum licenses)(3)	909	613	48.3
Cash provided by operating activities	896	1,033	(13.3)
Free cash flow(2)	43	218	(80.3)
Total subscriber connections(4) (thousands)	16,887	15,943	5.9

(1)	Includes a gain on the disposition of our financial solutions business of $410 million ($349 million tax effected; $0.26 cents per share).
(2)	These are non-GAAP and other specified financial measures, which do not have standardized meanings under IFRS-IASB and might not be comparable to those used by other issuers. For further definitions and explanations of these measures, see ‘Non-GAAP and other financial measures’ in this news release.
(3)	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, as reported in the Consolidated financial statements. Refer to Note 31 in our consolidated financial statements for further information.
(4)	The sum of active mobile phone subscribers, connected device subscribers, internet subscribers, residential voice subscribers, TV subscribers and security subscribers, measured at the end of the respective periods based on information in billing and other source systems. Effective January 1, 2021, with retrospective application to January 1, 2020, in alignment with our segment reporting changes, we made a retroactive adjustment to remove internal network service revenue and approximately 29,000 subscribers from our mobile phone subscriber base and associated operating statistics (average billing per subscriber per month (ABPU) / average revenue per subscriber per month (ARPU) and churn). Effective January 1, 2021, on a prospective basis, following an in-depth review of customer accounts within a legacy subscriber provisioning system to be decommissioned, we adjusted our internet subscriber base to remove 16,000 subscribers.

Fourth Quarter 2021 Operating Highlights

Commencing with the three-month period ended March 31, 2021, we transitioned to our new segment reporting structure and have recast comparative amounts on a comparable basis.

The TELUS technology solutions (TTech) segment includes: network revenues and equipment sales arising from mobile technologies; data revenues (which include internet protocol; television; hosting, managed information technology and cloud-based services; software, data management and data analytics-driven smart food-chain technologies; and home and business security); certain healthcare software and technology solutions; voice and other telecommunications services revenues; and equipment sales.

The digitally-led customer experiences – TELUS International (DLCX) segment, which has the U.S. dollar as its primary functional currency, is comprised of digital customer experience and digital-enablement transformation, including artificial intelligence and content management solutions, provided by TELUS International.

6

As noted in Section 1.2 of our 2021 annual MD&A, the COVID-19 pandemic, which emerged in the first quarter of 2020, continued to have a pervasive global impact throughout 2021. We expect the pandemic to continue to affect our operations until at least 2023. Whether this occurs will depend on both domestic and international factors, including vaccination progress and the potential proliferation of COVID-19 variants of concern. Therefore, results described below may not be indicative of future trends, as the COVID-19 pandemic prevents us and our customers from operating in the normal course of business in certain areas, while we continue to adjust our mode of operations to continue delivering on our customers first priorities and social purpose. Our results discussed below are compared to the equivalent period in 2020, unless otherwise indicated.

TELUS technology solutions (TTech)

●	TTech operating revenues (arising from contracts with customers) increased by $231 million or 6.4 per cent in the fourth quarter of 2021, reflecting increases in mobile network revenue, mobile equipment and other service revenues, fixed data services revenues, and health services revenues, as described below. Lower fixed voice services revenues, as well as lower fixed equipment and other services revenues, were a partial offset.
●	Other income in TTech was $411 million in the fourth quarter of 2021, an increase of $412 million, largely reflecting the impact of a $410 million gain arising from the disposition of our financial solutions business in the fourth quarter of 2021, as described below.
●	TTech EBITDA increased by $501 million or 41 per cent in the fourth quarter of 2021, in part due to the gain on disposition of our financial solutions business, while Adjusted EBITDA increased by $87 million or 6.7 per cent, reflecting an increase in direct contribution from mobile and fixed products and services, as outlined below. These impacts were partially offset by higher employee benefits expense, operating and administrative costs related to business acquisitions and growth in business operations, in addition to higher advertising and promotional costs relative to subdued marketing activity in 2020.

Mobile products and services

●	Mobile network revenue increased by $76 million or 5.0 per cent in the fourth quarter of 2021, due to subscriber growth and higher mobile phone ARPU, as described below. Compared to the fourth quarter of 2019 (pre-COVID-19 period), mobile network revenue increased by $60 million or 3.9 per cent.
●	Mobile equipment and other service revenues increased by $30 million or 5.0 per cent in the fourth quarter of 2021, reflecting higher-value smartphones in the sales mix, despite an increased mix of certified pre-owned device sales. This was partially offset by industry-wide mobile handset inventory constraints, which resulted in lower revenue from mobile handset upgrade volumes.
●	TTech mobile products and services direct contribution increased by $90 million or 6.9 per cent in the fourth quarter of 2021 due to higher network revenues, reflective of subscriber growth and higher mobile phone ARPU, higher equipment margins, and lower commissions expense, as we continue to drive customer transactions to digital channels, in addition to lower contracted volumes in the current and prior periods.
●	Mobile phone ARPU was $57.45 in the fourth quarter of 2021, an increase of $0.57 or 1.0 per cent, largely due to higher roaming revenues as international travel volumes continued to recover, albeit below seasonal pre-pandemic levels, in addition to higher monthly recurring charges caused by a greater mix of high-value customer additions. This was partly offset by lower chargeable usage revenues as customers continued to adopt larger data allotments in their rate plans, as well as the impact of the competitive environment putting pressure on base rate plan prices in the current and prior periods.
●	Mobile phone ABPU was $70.09 in the fourth quarter of 2021, an increase of $0.39 or 0.6 per cent, largely reflecting the same items noted above for mobile phone ARPU, in addition to a greater mix of bring-your-own device customer additions.
●	Mobile phone gross additions were 398,000 in the fourth quarter of 2021, an increase of 24,000, driven by growth in high-value customer additions, improvements in retail traffic as pandemic-related restrictions had lessened when compared to the prior year, successful promotions, including the bundling of our mobility and home services, expanded channels, and the enhanced capabilities of our digital footprint, inclusive of increased self-serve functions. Industry-wide inventory shortages from global supply chain challenges had an impact on competitive activity during the fourth quarter of 2021. However, we mitigated these challenges by leveraging certified pre-owned device inventory, our Bring-it-Back device program and device repair businesses, including Mobile Klinik, in addition to our compelling rate plan offers.

7

●	Mobile phone net additions were 112,000 in the fourth quarter of 2021, an increase of 25,000, demonstrating improvements in retail store traffic compared to the prior year, albeit still below pre-pandemic levels, our continued strong execution in digital sales and expanded channels, and our successful efforts to drive high-value customer net additions, inclusive of our consistently low customer churn, as discussed below.
●	Our mobile phone churn rate was 1.04 per cent in the fourth quarter of 2021, compared to 1.09 per cent in the fourth quarter of 2020, reflecting the impacts of industry-wide inventory shortages arising from global supply chain challenges, which had an impact on customer switching activity. These relatively low churn rates in the current and comparative period reflect the impacts of the pandemic, with customers reducing their general shopping habits in retail outlets since the start of the pandemic, along with mandated capacity restrictions. Churn continues to benefit from our successful bundling of mobility and home services, our focus on executing customers first initiatives and handset upgrade volume programs, and our leading network quality.
●	Connected device net additions were 81,000 in the fourth quarter of 2021, a decrease of 7,000, primarily due to lower Internet of Things net additions, which do not experience the same seasonal dynamics as our other customer connections.

Fixed products and services

●	Fixed data services revenues increased by $121 million or 12 per cent in the fourth quarter of 2021. The increase was driven by: (i) increased internet and data service revenues, reflecting higher revenue per customer resulting from internet speed upgrades, larger allotted data internet rate plans and rate changes, in addition to a 6.2 per cent increase in our internet subscriber base over the past 12 months; (ii) increased revenues from smart food-chain technology, driven by business acquisitions; (iii) higher TV revenues, reflecting subscriber growth of 4.1 per cent over the past 12 months; and (iv) increased revenues from home and business security driven by expanded services and customer growth of 14 per cent over the past 12 months. This growth was partly offset by the ongoing decline in legacy data service revenues.
●	Fixed voice services revenues decreased by $11 million or 5.0 per cent in the fourth quarter of 2021, reflecting the ongoing decline in legacy voice revenues resulting from technological substitution and price plan changes. Declines were mitigated by the success of our bundled product offerings and retention efforts and the migration from legacy to IP services offerings. The decline in residential voice subscribers over the past 12 months was 3.5 per cent, compared to a 3.3 per cent decline in residential voice subscribers for the 12-month period ended December 31, 2020.
●	Fixed equipment and other service revenues decreased by $7 million or 6.4 per cent in the fourth quarter of 2021, mainly from lower business equipment sales.
●	TTech fixed products and services direct contribution increased by $76 million or 7.2 per cent in the fourth quarter of 2021 due to growth in margins for internet and data services, smart food-chain technology and health services. This was partly offset by declining legacy data and legacy voice margins.
●	Internet net additions were 40,000 in the fourth quarter of 2021, a decrease of 4,000, due to higher churn and lower market demand relative to the subdued switching activity in 2020 and record customer growth in 2020. This offset our success in driving strong net additions through bundled product offerings, including the TELUS Whole Home bundle and our bundling of mobility and home services.
●	TV net additions were 18,000 in the fourth quarter of 2021, a decrease of 2,000, mainly due to higher churn relative to the subdued switching activity in 2020, offsetting the success of our bundled product offerings.
●	Security net additions were 31,000 in the fourth quarter of 2021, an increase of 8,000, driven by strong growth in new customer connections and lower churn through demand for our bundled product offerings and diverse suite of products and services.
●	Our continued focus on connecting more homes and businesses directly to fibre, expanding and enhancing our addressable high-speed internet and Optik TV footprint, and bundling these services together, contributed to combined internet, TV and security subscriber growth of 280,000 over the past 12 months.
●	Residential voice net losses were 10,000 in the fourth quarter of 2021, compared to residential voice net losses of 9,000 in the fourth quarter of 2020. The residential voice subscriber losses continue to reflect the trend of substitution to mobile and internet-based services, mostly mitigated by our expanding fibre footprint and bundled product offerings, as well as our strong retention efforts, including lower-priced offerings.

8

Health services

●	Through TELUS Health, we are leveraging technology to deliver connected solutions and services, improving access to care and revolutionizing the flow of information while facilitating collaboration, efficiency, and productivity across the healthcare ecosystem, progressing our vision of transforming healthcare and empowering people to live healthier lives.
●	Health services revenues increased by $22 million or 18 per cent in the fourth quarter of 2021. The increase was mainly driven by business acquisitions, higher usage of value-added services including vaccination solutions, growth in health benefits management services with plan members resuming the use of elective health services, and higher TELUS Health Care Centres volume.
●	At the end of 2021, 2.8 million members were enrolled in our virtual care services, an increase of 1.1 million over the past 12 months. The increase is due to the continued adoption of virtual solutions to keep Canadians safely connected to health and wellness care during the pandemic. A virtual care member means a primary enrolment to receive services on an active TELUS Health virtual care plan.
●	At the end of 2021, our healthcare programs covered 20.6 million lives, an increase of 3.7 million over the past 12 months, mainly due to the continued demand for virtual solutions, an increase in value-added services including vaccination solutions, and an increase in elective health services volumes. Healthcare lives covered refers to the number of users (primary members and their dependents) enrolled in various health programs supported by TELUS Health services (e.g. virtual care, health benefits management, preventative care and personal health security).
●	Digital health transactions were 142.8 million in the fourth quarter of 2021, reflecting an increase of 7.7 million for the quarter, driven by a higher number of adjudication and eClaims as plan members resumed the utilization of elective health services. Digital health transactions mean the total number of health claims, dental claims, consultations or other paid transactions facilitated by TELUS Health services.

Digitally-led customer experiences – TELUS International (DLCX)

●	DLCX operating revenues (arising from contracts with customers) increased by $169 million or 36 per cent in the fourth quarter of 2021. The increase was attributable, in part, to growth generated from our acquisitions, particularly within our tech and games client base. The remainder of the growth was organic, coming from growth in services provided to existing clients, as well as new clients added since the comparative period in the prior year. This growth was offset, in part, by foreign exchange impacts in the fourth quarter of 2021 driven by the strengthening of the Canadian dollar compared to the U.S. dollar, the primary operating currency of DLCX.
●	DLCX EBITDA increased by $45 million or 40 per cent in the fourth quarter of 2021, while DLCX Adjusted EBITDA increased by $21 million or 15 per cent for the same period. The increases in EBITDA and Adjusted EBITDA were primarily from revenue growth, as detailed above, partly offset by higher average employee salaries and wages, a change in the mix of client programs, as well as the foreign exchange impacts on revenues as a result of the strengthening of the Canadian dollar compared to the U.S. dollar.

Corporate Highlights

TELUS makes significant contributions and investments in the communities where team members live, work and serve and to the Canadian economy on behalf of customers, shareholders and team members. These include:

●	Paying, collecting and remitting in excess of $2.7 billion in 2021 to federal, provincial and municipal governments in Canada consisting of corporate income taxes, sales taxes, property taxes, employer portion of payroll taxes and various regulatory fees. Since 2000, we have remitted approximately $31 billion in these taxes.
●	Investing approximately $3.5 billion in capital expenditures primarily in communities across Canada in 2021 and approximately $47 billion since 2000.

9

●	Disbursing spectrum renewal fees of approximately $50.3 million to Innovation, Science and Economic Development Canada in 2021, as well as acquiring spectrum licenses for approximately $2.2 billion. Since 2000, our total tax and spectrum remittances to federal, provincial and municipal governments in Canada have totalled more than $38 billion.
●	Spending $8.5 billion in total operating expenses in 2021, including goods and services purchased of approximately $6.0 billion. Since 2000, we have spent $140 billion and $95 billion, respectively, in these areas.
●	Generating a total team member payroll of $3.1 billion in 2021, including wages and other employee benefits, and payroll taxes of $175.4 million. Since 2000, total team member payroll totals $54 billion.
●	Returning approximately $1.7 billion in dividends through four quarterly dividend payments through December 2021 to individual shareholders, mutual fund owners, pensioners and institutional investors. Since 2004, we have returned approximately $21 billion to shareholders through our dividend and share purchase programs, including $15.7 billion in dividends and $5.2 billion in share repurchases, representing over $15 per share.

TELUS sets 2022 consolidated financial targets

TELUS’ consolidated financial targets for 2022 are guided by a number of long-term financial objectives, policies and guidelines, which are detailed in Section 4.3 of the 2021 annual MD&A.

In 2022, TELUS plans to continue generating positive financial outcomes and strong customer growth. We expect growth in EBITDA to be driven by continued demand for data in our mobile and fixed products and services; roaming revenue improvement corresponding with a reduction in pandemic restrictions; and continued significant ongoing investments in our leading fibre broadband network and growing 5G deployment, supported by our accelerated broadband build program. Our strategic efforts to enhance operational simplicity and efficiency, in addition to our constant focus on improving the customer experience across all areas of our operations, is also expected to contribute to our growth.

Supporting our growth profile in 2022 are our unique and diversified growth assets: TELUS International, including growing demand in the digital transformation ecosystem and the acceleration of digital adoption across various sectors of the global economy; TELUS Health, including growing demand for our expanding portfolio of digital health services and applications; and TELUS Agriculture, which is using technology to drive better food outcomes across the agriculture value chain. Our growth profile is also underpinned by a team member culture focused on delivering customer service excellence and our ongoing focus on operational effectiveness.

In 2022, we expect the COVID-19 pandemic to continue to have impacts on our business, primarily in the first half of the year, attributable to economic factors such as continued travel advisories and border restrictions, decreasing business and consumer travel continuing to impact our roaming revenues, global supply chain challenges and subsequent business lockdowns, and/or reduced scope of operations impacting our TELUS Health Care Centres. We expect the pandemic impacts in 2022 to be smaller in scale than in 2021, primarily due to the uptake of COVID-19 vaccinations in the general population, allowing for the re-opening of the global economy in areas where we conduct business. Our assumptions for 2022 are set out in Section 9.3 TELUS assumptions for 2022 in the 2021 annual MD&A.

10

2022 targets
Operating revenues(1)	Growth of 8 to 10%
Adjusted EBITDA	Growth of 8 to 10%
Free cash flow	$1.0 billion to $1.2 billion
Capital expenditures (excluding spectrum licenses)	Approximately $3.4 billion

(1) For 2022, we are guiding on operating revenues, which excludes other income. Operating revenues for 2021 were $16,838 million.

The preceding disclosure respecting TELUS’ 2022 financial targets is forward-looking information and is fully qualified by the ‘Caution regarding forward-looking statements’ in the 2021 annual MD&A filed on the date hereof on SEDAR, especially Section 10 Risks and Risk Management thereof which is hereby incorporated by reference, and is based on management’s expectations and assumptions as set out in Section 9.3 TELUS assumptions for 2022 in the 2021 annual MD&A.

Dividend Declaration

The TELUS Board of Directors declared a quarterly dividend of $0.3274 per share on the issued and outstanding Common Shares of the Company payable on April 1, 2022 to holders of record at the close of business on March 11, 2022. This quarterly dividend reflects an increase of 5.2 per cent from the $0.3112 per share dividend declared one year earlier. The sum of the last four quarterly dividends declared per common share totals $1.2872, compared to $1.2049 for the four preceding quarters, reflecting 6.8 per cent growth.

TELUS sells financial solutions business

On December 6, 2021, we announced the disposition of our financial solutions business for $500 million. Net proceeds from the transaction will be used to support strategic growth investments including connecting more homes and businesses to our TELUS PureFibre network, advancing our 5G network build and investments to support enhancing new areas of growth including our offerings to small and medium-sized businesses, as well as in TELUS Health and TELUS Agriculture. Proceeds will also support debt retirement.

TELUS acquires Fully Managed

On January 1, 2022, we acquired 100 per cent ownership of Fully Managed Inc. (Fully Managed) for cash and contingent consideration of approximately $137 million. Fully Managed is the market leader in the managed service space, providing fast and efficient IT support, technology strategy and proactive network management. This investment was made with a view of building our end-to-end capabilities to support small and medium-sized business customers.

Community Highlights

Giving back to our communities

●	The TELUS Friendly Future Foundation (TFFF) and TELUS Community Boards directed support in 2021 to charitable initiatives helping at-risk youth and other marginalized populations. The Foundation marked its third year in 2021, committing more than $8.7 million in cash donations to 500 charitable organizations. The TFFF has contributed over $25 million in cash donations to our communities since its inception, supported by the incredible work of our TELUS Community Boards. Notably, since 2005, the TELUS Community Boards have invested $91 million in cash donations to 7,800 initiatives, providing resources and support for underserved citizens, especially young people, around the world.
●	This year we evolved our 16-year legacy global volunteer movement, TELUS Days of Giving, to TELUS #FriendlyFuture Days. More than 55,000 TELUS employees, retirees, family and friends participated, helping to volunteer 1.3 million hours of giving.
●	In November, we committed $1 million, including $500,000 of in-kind support in health, network and community services, to support British Columbia following the unprecedented weather events and flooding that sent the province into a state of emergency.

Empowering Canadians with connectivity

●	We welcomed close to 12,000 new households to our Internet for Good program this year, resulting in 106,000 low-income family members, persons with disabilities and youth aging out of foster care benefiting from low-cost internet since the launch of the program in 2016.

11

●	Our Mobility for Good program offers free or subsidized wireless rate plans and devices to all youth aging out of foster care and to low-income seniors across Canada receiving the guaranteed income supplement. We added close to 7,000 youth, seniors and other marginalized Canadians in 2021. Since we launched this program in 2017, more than 28,000 individuals have benefited from the program.
●	In October 2021, we launched Mobility for Good for Indigenous Women at Risk, a new program that provides free smartphones and data plans to Indigenous women who are at risk of or surviving violence, in partnership with Indigenous organizations in Alberta and B.C.
●	We expanded our Tech for Good program nationally, in partnership with March of Dimes Canada, and continued to provide people with disabilities access to personalized one-on-one assessments, customized recommendations, training and support on mobile devices. Up to December 31, 2021, we have supported more than 4,600 Canadians with disabilities who require professional assistance to independently use or control their mobile device through the program and the TELUS Wireless Accessibility Discount.
●	We continued to help Canadians stay safe in our digital world through our TELUS Wise program in 2021. The launch of TELUS Wise online basics helped those who are new to using technology learn basic, everyday digital literacy skills. Over 105,000 Canadians participated in virtual TELUS Wise workshops and events in 2021, bringing our cumulative participation to over 450,000 Canadians since the program launched in 2013.

Transforming healthcare

●	Through our mobile health clinics that serve 14 communities across Canada, we supported 35,000 patient visits in 2021, resulting in close to 95,000 cumulative primary care visits since the inception of our Health for Good program in 2019.
●	Most mobile clinics are also directly supporting the COVID-19 crisis response, providing COVID-19 assessments since the start of the pandemic and vaccines in 2021. Up to December 31, 2021, our mobile health clinics have administered more than 9,000 vaccinations.
●	In October 2021, we expanded our Health for Good program to the Niagara Region of Ontario. In collaboration with our partner, REACH Niagara, we are bringing primary care to marginalized and underserved people in the area, including migrant agricultural workers, new immigrants and refugees, while supporting the training of the next generation of healthcare workers.

Driving social impact

●	Throughout 2021, the TELUS Pollinator Fund for Good invested nearly $20 million in debt and equity securities of 10 socially responsible and innovative start-ups, of which 40 per cent are women-led and 50 per cent are led by Indigenous or racialized founders.

Indigenous Reconciliation

●	In September, we launched our Reconciliation Commitment, which was developed in partnership with and in support of Indigenous Peoples across the country. We are proud to stand in solidarity with residential school survivors and their families through our $8 million commitment toward reconciliation. This includes a $1 million gift to digitize, promote and distribute the Witness Blanket, as well as investments from the Pollinator Fund for Good, TELUS Community Boards and The TELUS Friendly Future Foundation.
●	In November 2021, we released our 2021 Indigenous Reconciliation and Connectivity Report, an evolution from the annual connectivity report that shares inspiring stories of the transformative benefits that connectivity brings to newly connected Indigenous communities. This year’s report also includes our first-ever Indigenous reconciliation action plan, making us the first technology company in Canada to publicly commit to an Indigenous reconciliation action plan.

Global Social Capitalism awards and recognition

●	In November, TELUS was recognized as one of Strategy Magazine’s 2021 Brands of the Year. The result is an award-winning brand - valued at almost $9 billion - that is driving real, meaningful change, from transforming healthcare to empowering Canadians with connectivity.
●	In November, TELUS was awarded a Terra Carta Seal by The Sustainable Markets Initiative (SMI), a U.K. climate group headed by Prince Charles, for leadership on climate change energy transition. 45 global companies were recognized and TELUS was one of only three Canadian companies receiving the prestigious recognition.

12

●	In December, we were recognized for corporate social responsibility by being named to the Dow Jones Sustainability North American Index for the 21st year in a row, ranking at the 90th percentile in the telecommunications industry for our leadership in sustainability. This ranking demonstrates our global leadership in key categories, including corporate citizenship and philanthropy, innovation management, and environmental and social reporting.

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s discussion and analysis, quarterly results slides, audio and transcript of the investor webcast call, supplementary financial information at telus.com/investors.

TELUS’ fourth quarter 2021 conference call is scheduled for Thursday, February 10, 2022 at 12:00 pm ET (9:00 am PT) and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. An audio recording will be available approximately 60 minutes after the call until March 10, 2022 at 1-855-201-2300. Please quote conference access code 56871# and playback access code 0111836#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

Caution regarding forward-looking statements

This news release contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our plans and expectations regarding the impact of the COVID-19 pandemic and responses to it, our expectations regarding trends in the telecommunications industry including demand for mobile data and ongoing internet subscriber base growth, and our financing plans including our multi-year dividend growth program. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from our expectations expressed in or implied by the forward-looking statements.

Our general outlook and assumptions for 2022 are presented in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings in our 2021 annual MD&A. Our key assumptions for 2022 include the following:

•	Estimated economic growth rates in Canada, B.C., Alberta, Ontario and Quebec of 4.3%, 4.2%, 4.4%, 4.5% and 3.7%, respectively.
•	Estimated annual unemployment rates in Canada, B.C., Alberta, Ontario and Quebec of 6.1%, 5.2%, 7.1%, 6.1% and 5.3%, respectively.
•	Estimated annual rates of housing starts on an unadjusted basis in Canada, B.C., Alberta, Ontario and Quebec of 224,000 units, 39,000 units, 30,000 units, 83,000 units and 55,000 units, respectively.
•	No material adverse regulatory rulings or government actions against TELUS.
•	Continued intense mobile products and services competition and fixed products and services competition in both consumer and business markets.
•	Continued increase in mobile phone industry penetration of the Canadian market.

13

•	Ongoing subscriber adoption of, and upgrades to, data-intensive smartphones, as customers seek more mobile connectivity to the internet at faster speeds.
•	Mobile products and services revenue growth resulting from improvements in subscriber loading, with continued competitive pressure on blended ARPU. Roaming revenue from business and consumer travel will improve from levels seen in 2021, with the easing of travel advisories and border restrictions, including those in Canada and the U.S. A full recovery is estimated closer to the end of 2022 at the earliest.
•	Continued pressure on mobile products and services acquisition and retention expenses, arising from gross loading and customer renewal volumes, including potential impacts related to deferred device upgrades during the global health pandemic, competitive intensity and customer preferences. Continued connected devices growth, as our Internet of Things offerings diversify and expand.
•	Continued growth in fixed products and services data revenue, reflecting an increase in internet, TV and security subscribers, speed upgrades, rate plans with larger data buckets or endless data usage, and expansion of our broadband infrastructure, healthcare solutions, agriculture solutions and home and business security offerings.
•	Continued erosion of residential voice revenue resulting from technological substitution and greater use of inclusive long distance.
•	Continued growth of DLCX revenue and EBITDA generated by expanded services for existing and new clients and strategic business acquisitions.
•	Continued focus on our customers first initiatives and maintaining our customers’ likelihood-to-recommend.
•	Employee defined benefit pension plans: current service costs of approximately $98 million recorded in Employee benefits expense and interest expense of approximately $8 million recorded in Financing costs; a rate of 2.95% for discounting the obligation and a rate of 3.10% for current service costs for employee defined benefit pension plan accounting purposes; and defined benefit pension plan funding of approximately $52 million.
•	Restructuring and other costs of approximately $150 million for continuing operational effectiveness initiatives, with margin enhancement initiatives to mitigate pressures related to intense competition, technological substitution, repricing of our services, increasing subscriber growth and retention costs, and integration costs associated with business acquisitions.
•	Net cash Interest paid of approximately $700 million to $750 million.
•	Depreciation and Amortization of intangible assets of approximately $3.45 billion to $3.55 billion.
•	Income taxes: Income taxes computed at an applicable statutory rate of 25.2 to 25.8% and cash income tax payments of approximately $500 million to $580 million (2021 – $563 million).
•	Continued stabilization in the average Canadian dollar: U.S. dollar exchange rate ($1.25 in 2021).
•	Continued deployment of access-agnostic technology in our network.
•	Small and medium-sized businesses will continue to be negatively impacted by lockdown measures primarily during the first quarter of the year, and that they will continue to feel the effects through the rest of the year, with access to continued government support easing in mid-2022.
•	Government funding programs to support consumers’ ability to pay bills will ease in the first half of 2022.
•	We expect that we will be able to operate our retail stores as effectively as we did in 2021, reflecting the additional safety measures in place but still allowing us to serve our customers in person, in addition to the digital capabilities that have enabled us to continue serving our customers through the pandemic.
•	Continued impacts on our TELUS Health Care Centres as a result of continued restrictive measures resulting in cancellations of appointments, reduced capacity or closure of clinics. We expect a slow recovery throughout the year and with a focus on effective deployment of value-added services, building capabilities on our virtual platform and optimizing efficiency.
•	Our international operations will be impacted by the recoveries in other global economies based on vaccine availability, distribution and effectiveness on their respective populations and regional lockdown measures.
•	Our smart food-chain technology business will continue to expand through business acquisitions and organic growth.
•	We expect to continue our digitization efforts to simplify how our customers do business with us, introduce new products and services, respond to customer and market needs, and provide highly reliable service.

14

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•	The COVID-19 pandemic including its impacts on our customers, suppliers and vendors, our team members and our communities, as well as changes resulting from the pandemic to our business and operations, including changes to the demand for and supply of the products and services that we offer and the channels through which we offer them.
•	Regulatory decisions and developments including: changes to our regulatory regime (the timing of announcement or implementation of which are uncertain) or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.4 Communications industry regulatory developments and proceedings in our 2021 annual MD&A, such as the potential for government to allow consolidation of competitors in our industry or conversely for government intervention intended to further increase competition, for example, through mandated wholesale access; the potential for additional government intervention on pricing, including the March 2020 announcement by the federal government targeting a 25% price reduction over a two-year period by the national mobile carriers in postpaid mobile bring-your-own-device plans using between 2 to 6 GB of data; federal and provincial consumer protection legislation and the possible re-introduction by the federal government of privacy legislation to give consumers new privacy rights and to impose new monetary penalties for non-compliance; amendments to existing federal legislation; potential threats to unitary federal regulatory authority over communications in Canada; potential threats to the CRTC’s ability to enforce the Wholesale Code, which aims to ensure the fair treatment by vertically integrated firms of rival broadcasting distributors and programming services; regulatory action by the Competition Bureau or other regulatory agencies; spectrum and compliance with licences, including our compliance with licence conditions, changes to spectrum licence fees, spectrum policy determinations such as restrictions on the purchase, sale, subordination, use and transfer of spectrum licences, the cost and availability of spectrum and timing of spectrum allocation, and ongoing and future consultations and decisions on spectrum licensing and policy frameworks, auctions and allocation; the impact on us and other Canadian telecommunications carriers of government or regulatory actions with respect to certain countries or suppliers, including U.S. federal regulations pertaining to certain technology transactions deemed to constitute national security risks and the imposition of additional licence requirements on the export, re-export and transfer of goods, services and technology to Huawei Technologies Co. Ltd. and its non-U.S. affiliates, and decisions of other foreign governments, which could result in a general shortage of chipsets and other equipment; restrictions on non-Canadian ownership and control of the common shares of TELUS Corporation (Common Shares) and the ongoing monitoring of and compliance with such restrictions; unanticipated changes to the current copyright regime; and our ability to comply with complex and changing regulation of the healthcare and medical devices industry in the jurisdictions in which we operate, including as an operator of health clinics. The jurisdictions in which we operate, as well as the contracts that we enter into (particularly contracts entered into by TELUS International (Cda) Inc. (TELUS International or TI)), require us to comply with or facilitate our clients’ compliance with numerous, complex and sometimes conflicting legal regimes, both domestically and internationally. See TELUS International’s financial performance which impacts our financial performance below.

15

•	Competitive environment including: our ability to continue to retain customers through an enhanced customer service experience that is differentiated from our competitors, including through the deployment and operation of evolving network infrastructure; intense competition, including the ability of industry competitors to successfully combine a mix of new service offerings and, in some cases, under one bundled and/or discounted monthly rate, along with their existing services; the success of new products, services and supporting systems, such as home automation, security and Internet of Things (IoT) services for internet-connected devices; continued intense competition across all services among telecommunications companies, cable companies, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future average billing per subscriber per month (ABPU), average revenue per subscriber per month (ARPU), cost of acquisition, cost of retention and churn rates for all services, as do market conditions, government actions, customer usage patterns, increased data bucket sizes or flat-rate pricing trends for voice and data, inclusive rate plans for voice and data and availability of Wi-Fi networks for data; consolidation, mergers and acquisitions of industry competitors; subscriber additions, losses and retention volumes; our ability to obtain and offer content on a timely basis across multiple devices on mobile and TV platforms at a reasonable cost as content costs per unit continue to grow; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; TI’s ability to compete with professional services companies that offer consulting services, information technology companies with digital capabilities, and traditional contact centre and business process outsourcing companies that are expanding their capabilities to offer higher-margin and higher-growth digital services; in our TELUS Health business, our ability to compete with other providers of electronic medical records and pharmacy management products, claims adjudicators, systems integrators and health service providers including those that own a vertically integrated mix of health services delivery, IT solutions and related services, global providers that could achieve expanded Canadian footprints, and in the provision of virtual healthcare services, preventative health services and personal emergency response services; and in our TELUS Agriculture business, our ability to compete with focused software and IoT competitors.
•	Technological substitution including: reduced utilization and increased commoditization of traditional fixed voice services (local and long distance) resulting from impacts of OTT applications and mobile substitution; a declining overall market for TV services, including as a result of content piracy and signal theft, a rise in OTT direct-to-consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households that have only mobile and/or internet-based telephone services; potential declines in ABPU and ARPU as a result of, among other factors, substitution by messaging and OTT applications; substitution by increasingly available Wi-Fi services; and disruptive technologies, such as OTT IP services, including software-defined networks in the business market, that may displace or cause us to reprice our existing data services, and self-installed technology solutions.
•	Challenges to our ability to deploy technology including: high subscriber demand for data that challenges wireless networks and spectrum capacity levels and may be accompanied by increases in delivery cost; our reliance on information technology and our ability to streamline our legacy systems; the roll-out, anticipated benefits and efficiencies, and the evolution of wireless broadband technologies and systems, including video distribution platforms and telecommunications network technologies (broadband initiatives, such as fibre-to-the-premises (FTTP), wireless small-cell deployment, 5G wireless and availability of resources and our ability to build out adequate broadband capacity); our reliance on wireless network access agreements, which have facilitated our deployment of mobile technologies; our choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier limitations and concentration and market power for products such as network equipment, TELUS TV and mobile handsets; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data and our ability to utilize spectrum we acquire; deployment and operation of new fixed broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; and our deployment of self-learning tools and automation, which may change the way we interact with customers.

16

•	Capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties affect and are affected by: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer mobile technologies, including wireless small cells to improve coverage and capacity; investments in network resiliency and reliability, including to address changes in usage resulting from restrictions imposed in response to the COVID-19 pandemic; the allocation of resources to acquisitions and future spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), including the announcement of a second consultation on the auctioning of the 3800 MHz spectrum, which the Minister of Innovation, Science and Industry stated is expected to take place in 2023, and the millimetre wave spectrum auction, which is expected to commence in 2024. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or by changes to our regulatory environment.

•	Operational performance and business combination risks including: our reliance on legacy systems and our ability to implement and support new products and services and business operations in a timely manner; our ability to manage the requirements of large enterprise deals; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as our ability in a timely manner to successfully complete and integrate acquisitions into our operations and culture, complete divestitures or establish partnerships and realize expected strategic benefits, including those following compliance with any regulatory orders); our ability to identify and manage new risks inherent in new service offerings that we may provide, including as a result of acquisitions, which could result in damage to our brand, our business in the relevant area or as a whole, and additional exposure to litigation or regulatory proceedings; and our ability to effectively manage the growth of our infrastructure and integrate new team members.
•	Data protection including risks that malfunctions or unlawful acts could result in unauthorized access to, change, loss, or distribution of data, which may compromise the privacy of individuals and could result in financial loss and harm to our reputation and brand.
•	Security threats including intentional damage, or unauthorized access or attempted access, to our physical assets or our IT systems and networks, or those of our customers or vendors, which could prevent us from providing reliable service or result in unauthorized access to our information or that of our customers.
•	Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results; business integrations; business product simplification; business process automation and outsourcing; offshoring and reorganizations; procurement initiatives; and real estate rationalization.
•	Foreign operations and our ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations and exposure to various economic, international trade, political and other risks of doing business globally. See also TELUS International’s financial performance which impacts our financial performance.
•	Business continuity events including: our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; technical disruptions and infrastructure breakdowns; supply chain disruptions, delays and rising costs, including as a result of government restrictions or trade actions; natural disaster threats; extreme weather events; epidemics; pandemics (including the ongoing COVID-19 pandemic); political instability in certain international locations; information security and privacy breaches, including loss or theft of data; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

17

•	TELUS International’s financial performance which impacts our financial performance. Factors that may affect TI’s financial performance are described in TI’s public filings available on SEDAR and EDGAR and may include: intense competition from companies offering similar services; attracting and retaining qualified team members to support its operations; TI’s ability to grow and maintain profitability if changes in technology or if client expectations outpace service offerings and internal tools and processes; TI maintaining its culture as it grows; effects of economic and geopolitical conditions on its clients’ businesses and demand for its services; a significant portion of TI’s revenue being dependent on a limited number of large clients; continued consolidation in many of the verticals in which TI offers services could result in the loss of a client; adverse impacts of the COVID-19 pandemic on TI’s business and financial results; TI’s business being adversely affected if certain independent contractors were classified as employees, and the costs associated with defending, settling or resolving any future lawsuits (including demands for arbitration) relating to the independent contractor classification; TI’s ability to successfully identify, complete, integrate and realize the benefits of acquisitions and manage associated risks; cyberattacks or unauthorized disclosure resulting in access to sensitive or confidential information and data of its clients or their end customers, which could have a negative impact on its reputation and client confidence; TI’s business not developing in ways it currently anticipates due to negative public reaction to offshore outsourcing, proposed legislation or otherwise; ability to meet client expectations regarding its content moderation services being adversely impacted due to factors beyond its control and its content moderation team members suffering adverse emotional or cognitive effects in the course of performing their work; and TI’s short history operating as a separate, publicly traded company. TELUS International’s primary functional and reporting currency is the U.S. dollar and the contribution to our consolidated results of positive results in our digitally-led customer experiences – TELUS International (DLCX) segment may be offset by any strengthening of the Canadian dollar (our reporting currency) compared to the U.S. dollar. The price of the subordinate voting shares of TI (TI Subordinate Voting Shares) may be volatile and is likely to fluctuate due to a number of factors beyond its control, including actual or anticipated changes in profitability; general economic, social or political developments; changes in industry conditions; changes in governance regulation; inflation; low trading volume; the general state of the securities markets; and other material events. TI may choose to publicize targets or provide other guidance regarding its business and it may not achieve such targets. Failure to do so could also result in a reduction in the trading price of the TI Subordinate Voting Shares. A reduction in the trading price of the TI Subordinate Voting Shares due to these or other factors could result in a reduction in the fair value of TI multiple voting shares held by TELUS.
•	Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry (including retention of team members leading recent acquisitions in emerging areas of our business), the level of our employee engagement and impact on engagement or other aspects of our business or any unresolved collective agreements, our ability to maintain our unique culture as we grow, the risk that certain independent contractors in our business could be classified as employees, unanticipated reaction to our COVID-19 vaccine policy or the reopening of our administrative offices and the health of our team.
•	Financing and debt requirements including: our ability to carry out financing activities, refinance our maturing debt, lower our net debt to EBITDA ratio to our objective range given the cash demands of spectrum auctions, and/or our ability to maintain investment grade credit ratings in the range of BBB+ or the equivalent. Our business plans and growth could be negatively affected if existing financing is not sufficient to cover our funding requirements.

18

•	Lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders, and could affect our ability to sustain our dividend growth program through 2022 and any further dividend growth programs. This program may be affected by factors such as the competitive environment, fluctuations in the Canadian economy or the global economy, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, regulatory decisions and developments, and business continuity events. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors based on our financial position and outlook. Common Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on our financial position and outlook, and the market price of our Common Shares. There can be no assurance that our dividend growth program or our NCIB will be maintained, unchanged and/or completed.
•	Taxation matters including: interpretation of complex domestic and foreign tax laws by the relevant tax authorities that may differ from our interpretations; the timing and character of income and deductions, such as tax depreciation and operating expenses; tax credits or other attributes; changes in tax laws, including tax rates; tax expenses being materially different than anticipated, including the taxability of income and deductibility of tax attributes or retroactive application of new legislation; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and changes to the interpretation of tax laws, including those resulting from changes to applicable accounting standards or the adoption of more aggressive auditing practices by tax authorities, tax reassessments or adverse court decisions impacting the tax payable by us.
•	Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits (including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability), or to negotiate and exercise indemnity rights or other protections in respect of such claims and lawsuits; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.
•	Health, safety and the environment including: lost employee work time resulting from illness or injury; public concerns related to radio frequency emissions; environmental issues affecting our business, including climate-related risk (such as extreme weather events and other natural hazards), waste and waste recycling, risks relating to fuel systems on our properties, changing government and public expectations regarding environmental matters and our responses; and challenges associated with epidemics or pandemics, including the COVID-19 pandemic and our response to it, which may add to or accentuate these factors.
•	Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of yet unknown policies and actions of foreign governments and the ongoing COVID-19 pandemic, as well as public and private sector responses to the pandemic; expectations regarding future interest rates; inflation; unemployment levels; effects of fluctuating oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns and factors affecting pension benefit obligations, funding and solvency discount rates; fluctuations in exchange rates of the currencies in the regions in which we operate; sovereign credit ratings and effects on the cost of borrowing; the impact of tariffs on trade between Canada and the United States; and global implications of the dynamics of trade relationships among major world economies.
•	Energy use including: our ability to identify and implement solutions to reduce energy consumption and adopt cleaner sources of energy; our ability to identify and make suitable investments in renewable energy, including in the form of power purchase agreements; our ability to continue to realize significant absolute reductions in energy use and the resulting greenhouse gas (GHG) emissions in our operations (including as a result of programs and initiatives focused on our buildings and network); and other risks associated with achieving our goals to achieve carbon neutrality and reduce our GHG emissions by 2030.

19

These risks are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2021 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company.

Many of these factors are beyond our control or outside of our current expectations or knowledge. Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations, and are based on our assumptions, as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements.

This cautionary statement qualifies all of the forward-looking statements in this document.

Non-GAAP and other financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. For certain financial metrics, there are definitional differences between TELUS and TELUS International reporting. These differences largely arise from TELUS International adopting definitions consistent with practice in its industry. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

Adjusted net income and adjusted basic earnings per share (EPS): These are non-GAAP measures that do not have any standardized meaning prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Net income excludes the effects of restructuring and other costs, income tax-related adjustments, other equity losses related to real estate joint ventures, long-term debt prepayment premium and other adjustments (identified in the following tables). Adjusted basic EPS is calculated as adjusted net income divided by the basic weighted-average number of Common Shares outstanding. These measures are used to evaluate performance at a consolidated level and exclude items that, in management’s view, may obscure underlying trends in business performance or items of an unusual nature that do not reflect our ongoing operations. They should not be considered alternatives to Net income and basic EPS in measuring TELUS’ performance.

Reconciliation of adjusted net income

	Three months ended December 31
C$ and in millions	2021	2020
Net income attributable to Common Shares	644	260
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs	43	65
Tax effects of restructuring and other costs	(11)	(15)
Income tax-related adjustments	3	(23)
Other equity losses related to real estate joint ventures	1	2
Gain on disposition of financial solutions business	(410)	—
Tax effect of gain on disposition of financial solutions business	61	—
Adjusted Net income	331	289

Reconciliation of adjusted basic EPS

	Three months ended December 31
C$	2021	2020
Basic EPS	0.47	0.20
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs	0.03	0.05
Tax effect of restructuring and other costs, per share	(0.01)	(0.01)
Income tax-related adjustments, per share	—	(0.02)
Gain on disposition of financial solutions business	(0.30)	—
Tax effect of gain on disposition of financial solutions business	0.04	—
Adjusted basic EPS	0.23	0.22

20

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered as an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues and other income less the total of Goods and services purchased expense and Employee benefits expense.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBITDA and Adjusted EBITDA reconciliations
	TTech		DLCX		Total
Fourth quarters ended December 31 ($ millions)	2021	2020	2021	2020	2021	2020
Net income					663	271
Financing costs					192	190
Income taxes					197	86
EBIT	973	495	79	52	1,052	547
Depreciation	508	504	37	35	545	539
Amortization of intangible assets	240	221	45	29	285	250
EBITDA	1,721	1,220	161	116	1,882	1,336
Add restructuring and other costs included in EBITDA	36	39	8	32	44	71
EBITDA – excluding restructuring and other costs	1,757	1,259	169	148	1,926	1,407
Other equity losses related to real estate joint ventures	1	2	—	—	1	2
Gain on disposition of financial solutions business	(410)	—	—	—	(410)	—
Adjusted EBITDA	1,348	1,261	169	148	1,517	1,409

21

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered as an alternative to the measures in the Consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the Consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. We exclude impacts of accounting changes that do not impact cash, such as IFRS 15 and IFRS 16. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation
	Three months ended December 31
C$ and in millions	2021	2020
EBITDA	1,882	1,336
Deduct gain on disposition of financial solutions business	(410)	—
Deduct non-cash gains from the sale of property, plant and equipment	—	(1)
Restructuring and other costs, net of disbursements	3	14
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment device financing	(117)	(112)
Effects of lease principal (IFRS 16 impact)	(131)	(110)
Leases formerly accounted for as finance leases (IFRS 16 impact)	—	16
Items from the statements of cash flows:
Share-based compensation, net	16	(62)
Net employee defined benefit plans expense	27	25
Employer contributions to employee defined benefit plans	(15)	(14)
Interest paid	(180)	(169)
Interest received	2	3
Capital expenditures (excluding spectrum licences)[1]	(909)	(613)
Free cash flow before income taxes	168	313
Income taxes paid, net of refunds	(186)	(95)
Effect of disposition of financial solutions business on income taxes paid	61	—
Free cash flow	43	218

Free cash flow reconciliation with Cash provided by operating activities
	Three months ended December 31
C$ and in millions	2021	2020
Free cash flow	43	218
Add (deduct):
Capital expenditures (excluding spectrum licences)[1]	909	613
Effects of lease principal and leases accounted for as financial leases prior to adoption of IFRS 16	131	94
Gain on disposition of financial solutions business, net of effect on income taxes paid	(349)	—
Individually immaterial items included in Net income neither providing nor using cash	162	108
Cash provided by operating activities	896	1,033

(1)	Refer to Note 31 of the consolidated financial statements for further information.

22

Mobile phone average billing per subscriber per month (ABPU): Mobile phone ABPU is a non-GAAP ratio that does not have any standardized meaning prescribed by IFRS-IASB and therefore is unlikely to be comparable to similar measures presented by other issuers. Mobile phone ABPU is calculated as network revenue derived from monthly service plan, roaming and usage charges, as well as monthly re-payments of the outstanding device balance owing from customers on contract; divided by the average number of mobile phone subscribers on the network during the period, and is expressed as a rate per month. Compared to ARPU, this measure provides management with a view of average monthly cash receipts from mobile services subscribers by reversing impacts of allocation of revenue to upfront performance obligations due to IFRS 15, in addition to device finance receipts, and is used to evaluate historical trending of an equivalent metric prior to the application of IFRS 15 and introduction of the device financing program.

Calculation of mobile phone ABPU
	Three months ended December 31
	2021	2020
Numerator
Mobile network revenue ($ millions)	1,591	1,515
Re-payments of the outstanding device balance owing from customers on contract ($ millions)	350	342
	1,941	1,857
Denominator - Simple average number of subscribers during the period (millions)[1]	9.234	8.880
Annual average of billing per subscriber unit ($)	210	209
Divide by number of months during the period	3	3
Mobile phone ABPU ($)	70.09	69.70

(1)	Simple average number of subscribers calculated as the average of beginning-of-period subscribers and end-of-period subscribers. It is used as an illustrative proxy, which does not materially differ from the actual average number of subscribers.

Mobile phone average revenue per subscriber per month (ARPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges; divided by the average number of mobile phone subscribers on the network during the period, and is expressed as a rate per month.

23

About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications technology company with $17 billion in annual revenue and 17 million customer connections spanning wireless, data, IP, voice, television, entertainment, video, and security. We leverage our global-leading technology and compassion to drive social change and enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. The numerous, sustained accolades TELUS has earned over the years from independent, industry-leading network insight firms showcase the strength and speed of TELUS’ global-leading networks, reinforcing our commitment to provide Canadians with access to superior technology that connects us to the people, resources and information that make our lives better. TELUS Health is Canada’s leader in digital health technology, improving access to health and wellness services and revolutionizing the flow of health information across the continuum of care. TELUS Agriculture provides innovative digital solutions throughout the agriculture value chain, supporting better food outcomes from improved agri-business data insights and processes. TELUS International (TSX and NYSE: TIXT) is a leading digital customer experience innovator that designs, builds, and delivers next-generation solutions, including AI and content management, for global and disruptive brands across high-growth industry verticals, including tech and games, communications and media, ecommerce and FinTech, healthcare, and travel and hospitality. TELUS and TELUS International operate in 25+ countries around the world.

Driven by our passionate social purpose to connect all citizens for good, our deeply meaningful and enduring philosophy to give where we live has inspired TELUS, our team members and retirees to contribute more than $900 million and 1.8 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world. Together, let’s make the future friendly.

For more information about TELUS, please visit telus.com, follow us @TELUSNews on Twitter, and @Darren_Entwistle on Instagram.

Investor Relations

Robert Mitchell

(647) 837-1606

ir@telus.com

Media Relations

Steve Beisswanger

(514) 865-2787

Steve.Beisswanger@telus.com

24